

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Guolin Tao
Chief Executive Officer
Entrepreneur Universe Bright Group
Suite 907, Saigo City Plaza Building 2
No. 170, Weiyang Road
Xi'an, China

> **Re: Entrepreneur Universe Bright Group**
> **Amendment No. 8 to Registration Statement on Form 10**
> **Filed July 15, 2022**
> **File No. 000-56305**

Dear Mr. Tao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 8 to Registration Statement on Form 10

Explanatory Note, page ii

1. We note your amended disclosure in response to comment 1. Please revise your statements that you have not been notified by the Chinese government of restrictions on your ability to transfer cash or distribute earnings, as its purpose is unclear in light of the amended disclosure you have provided that describes restrictions on foreign exchange transactions and cash transfers under existing PRC regulations and current PRC laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Charles Law